                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1995

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ____________ to ______________

Commission file number:  1-4455

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Tax-Deferred Investment Plan of Dole Food Company, Inc. and
                   Participating Divisions and Subsidiaries

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Dole Food Company, Inc.
                              31365 Oak Crest Drive
                           Westlake Village, CA 91361

                          TAX-DEFERRED INVESTMENT PLAN

                         OF DOLE FOOD COMPANY, INC. AND

                    PARTICIPATING DIVISIONS AND SUBSIDIARIES


                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1995 and 1994

SIGNATURES                                                                            1

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                              2

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Plan Benefits,
         with Fund Information as of December 31, 1995 and 1994                       3-4

  Statement of Changes in Net Assets Available for Plan Benefits,
         with Fund Information for the Year Ended December 31, 1995                   5

  Notes to Financial Statements                                                       6-14

SUPPLEMENTAL SCHEDULES:

  Schedule I      Item 27a - Schedule of Assets Held for Investment                   15
                  Purposes as of December 31, 1995

  Schedule II     Item 27d - Schedule of Reportable Transactions for                  16-17
                  the Year Ended December 31, 1995

EXHIBITS                                                                              18

NOTE: Schedules other than those listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       TAX-DEFERRED INVESTMENT PLAN OF DOLE
                                       FOOD COMPANY, INC. AND PARTICIPATING
                                       DIVISIONS AND SUBSIDIARIES



                                       By: /s/ GEORGE R. HORNE
                                           -----------------------------------
                                           George R. Horne
                                           Chairman, Retirement Plan Committee

Dated: June 25, 1999

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Corporate Compensation and Benefits
     Committee of Dole Food Company, Inc.:

We have audited the accompanying statements of net assets available for benefits with fund information of the Tax Deferred Investment Plan of Dole Food Company, Inc. and Participating Divisions and Subsidiaries (the "Plan") as of December 31, 1995 and 1994 and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits with fund information of the Plan as of December 31, 1995 and 1994 and the changes in its net assets available for benefits with fund information for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for benefits with fund information and the statement of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.


                                            /s/ ARTHUR ANDERSEN LLP

Los Angeles, California
June 4, 1999

                          TAX-DEFERRED INVESTMENT PLAN

                         OF DOLE FOOD COMPANY, INC. AND

                    PARTICIPATING DIVISIONS AND SUBSIDIARIES


  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1995


                                                                  American      Wells Fargo                   EuroPacific
                                                                  Balanced        Equity         Kemper         Growth
                                                     Total          Fund        Index Fund     Growth Fund       Fund
                                                 -----------    -----------    ------------    -----------   ------------
ASSETS:

  CASH                                           $   112,163    $    -         $    92,077     $    -        $   -

  INVESTMENTS AT FAIR VALUE:
    Value of interest in
      common/collective trusts                    14,792,104         -          14,792,104          -            -
    Value of interest in Master Trust             19,743,894         -              -               -            -
    Value of interest in registered
      investment companies                        44,251,327     17,191,789         -           11,383,127    9,590,338
    Corporate common stock                         2,350,040         -              -               -            -
    Loans to participants                          2,771,196         -              -               -            -
                                                 -----------    -----------    -----------     -----------   ----------
          Total investments                       83,908,561     17,191,789     14,792,104      11,383,127    9,590,338

  RECEIVABLES:
    Employer contributions                           273,947         56,046         45,883          45,461       38,902
    Employee contributions                           278,287         54,295         51,646          43,617       42,360
    Dividends receivable                             250,990         -             240,663          -            -
    Sales pending settlement                          19,320         -              -               -            -
    Accrued income                                   275,470         73,608         62,068          48,544       40,615
                                                 -----------    -----------    -----------     -----------   ----------
          Total receivables                        1,098,014        183,949        400,260         137,622      121,877
                                                 -----------    -----------    -----------     -----------   ----------
          Total assets                           $85,118,738    $17,375,738    $15,284,441     $11,520,749   $9,712,215
                                                 -----------    -----------    -----------     -----------   ----------

LIABILITIES:
    ACCRUED LIABILITIES                             (826,000)          (630)      (333,219)       (311,615)    (174,156)
                                                 -----------    -----------    -----------     -----------   ----------
          Total liabilities                         (826,000)          (630)      (333,219)       (311,615)    (174,156)
                                                 -----------    -----------    -----------     -----------   ----------
ACCRUED TRANSFER OF ASSETS DUE TO SPIN-OFF        (8,055,701)    (1,501,850)    (1,548,683)     (1,489,096)    (892,709)
ACCRUED TRANSFERS BETWEEN FUNDS/PLANS                (77,012)      (125,415)       (43,634)        (30,008)       3,920
                                                 -----------    -----------    -----------     -----------   ----------
NET ASSETS AVAILABLE FOR BENEFITS                $76,160,025    $15,747,843    $13,358,905     $ 9,690,030   $8,649,270
                                                 -----------    -----------    -----------     -----------   ----------
                                                 -----------    -----------    -----------     -----------   ----------


                                                                   Cash
                                                                Management       Dole
                                                    Stable       Trust of       Common      Fidelity
                                                  Value Fund   America Fund   Stock Fund   Growth Fund    Loan Fund
                                                 ------------  ------------   ----------   -----------    ---------
ASSETS:

  CASH                                           $    -         $   -         $   20,029    $   -         $       57

  INVESTMENTS AT FAIR VALUE:
    Value of interest in
      common/collective trusts                        -             -             -             -             -
    Value of interest in Master Trust             19,743,894        -             -             -             -
    Value of interest in registered
      investment companies                            -          2,290,747        -          3,795,326        -
    Corporate common stock                            -             -          2,350,040        -             -
    Loans to participants                             -             -             -             -          2,771,196
                                                 -----------    ----------    ----------    ----------    ----------
          Total investments                       19,743,894     2,290,747     2,350,040     3,795,326     2,771,196

  RECEIVABLES:
    Employer contributions                            52,388        12,229         4,023        19,015        -
    Employee contributions                            52,837         9,760         2,315        21,457        -
    Dividends receivable                              -             10,255            72        -             -
    Sales pending settlement                          -             -             19,320        -             -
    Accrued income                                    24,667         9,948        -             16,020        -
                                                 -----------    ----------    ----------    ----------    ----------
          Total receivables                          129,892        42,192        25,730        56,492        -
                                                 -----------    ----------    ----------    ----------    ----------
          Total assets                           $19,873,786    $2,332,939    $2,395,799    $3,851,818    $2,771,253
                                                 -----------    ----------    ----------    ----------    ----------

LIABILITIES:
    ACCRUED LIABILITIES                               (6,028)          (67)          (36)         (249)       -
                                                 -----------    ----------    ----------    ----------    ----------
          Total liabilities                           (6,028)          (67)          (36)         (249)       -
                                                 -----------    ----------    ----------    ----------    ----------
ACCRUED TRANSFER OF ASSETS DUE TO SPIN-OFF        (1,495,830)     (429,080)     (495,345)     (203,108)       -
ACCRUED TRANSFERS BETWEEN FUNDS/PLANS               (108,172)       30,055         1,216       170,859        24,167
                                                 -----------    ----------    ----------    ----------    ----------
NET ASSETS AVAILABLE FOR BENEFITS                $18,263,756    $1,933,847    $1,901,634    $3,819,320    $2,795,420
                                                 -----------    ----------    ----------    ----------    ----------
                                                 -----------    ----------    ----------    ----------    ----------

        The accompanying notes are an integral part of this statement.

                          TAX-DEFERRED INVESTMENT PLAN

                         OF DOLE FOOD COMPANY, INC. AND

                    PARTICIPATING DIVISIONS AND SUBSIDIARIES


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1994


                                                              American     Wells Fargo                  EuroPacific
                                                              Balanced       Equity         Kemper        Growth
                                                 Total          Fund       Index Fund     Growth Fund      Fund
                                               -----------   ------------  ------------   -----------  ------------ -
ASSETS:

  CASH                                         $   295,414   $    56,431   $    54,215     $   53,637  $   55,318

  INVESTMENTS AT FAIR VALUE:
    Value of interest in common/collective
      trusts                                    10,337,556         -        10,337,556          -           -
    Value of interest in Master Trust           23,047,604         -             -              -           -
    Value of interest in registered
      investment companies                      33,045,484    14,278,892         -          8,148,978   8,486,296
    Corporate common stock                       1,738,363         -             -              -           -
    Loans to participants                        2,776,965         -             -              -           -
                                               -----------   -----------   -----------     ----------  ----------
          Total investments                     70,945,972    14,278,892    10,337,556      8,148,978   8,486,296

   RECEIVABLES:
    Employer contributions                       1,617,855       309,056       243,780        216,436     219,977
    Participant contributions                      269,092        47,636        43,322         47,313      45,190
    Dividends receivable                            10,464         -             -              -           -
    Sales pending settlement                     1,063,843       107,220         -            410,531     322,089
    Accrued income                                  10,477         2,562         3,692          1,793       1,766
    Transfers                                        -            35,762       (31,119)       (21,451)     62,130
                                               -----------   -----------   -----------     ----------  ----------
          Total receivables                      2,971,731       502,236       259,675        654,622     651,152
                                               -----------   -----------   -----------     ----------  ----------
          Total assets                         $74,213,117   $14,837,559   $10,651,446     $8,857,237  $9,192,766
                                               -----------   -----------   -----------     ----------  ----------
                                               -----------   -----------   -----------     ----------  ----------

LIABILITIES:
    ACCRUED LIABILITIES                        $   (10,756)  $    (1,232)  $      (393)    $     (132) $      (20)
                                               -----------   -----------   -----------     ----------  ----------
          Total liabilities                        (10,756)       (1,232)         (393)          (132)        (20)
                                               -----------   -----------   -----------     ----------  ----------
NET ASSETS AVAILABLE FOR BENEFITS              $74,202,361   $14,836,327   $10,651,053     $8,857,105  $9,192,746
                                               -----------   -----------   -----------     ----------  ----------
                                               -----------   -----------   -----------     ----------  ----------


                                                               Cash
                                                             Management       Dole
                                                 Stable       Trust of       Common         Loan
                                               Value Fund   America Fund   Stock Fund       Fund
                                              ------------  ------------   ----------    ----------
ASSETS:

  CASH                                        $    55,485    $   17,184    $    3,144   $    -

  INVESTMENTS AT FAIR VALUE:
    Value of interest in common/collective
      trusts                                        -             -             -            -
    Value of interest in Master Trust          23,047,604         -             -            -
    Value of interest in registered
      investment companies                          -         2,131,318         -            -
    Corporate common stock                          -             -         1,738,363        -
    Loans to participants                           -             -             -        2,776,965
                                              -----------    ----------    ----------   ----------
          Total investments                    23,047,604     2,131,318     1,738,363    2,776,965

   RECEIVABLES:
    Employer contributions                        549,014        79,592         -            -
    Participant contributions                      73,870        11,761         -            -
    Dividends receivable                            -            10,464         -            -
    Sales pending settlement                        -           188,370        35,633        -
    Accrued income                                    659         -                 5        -
    Transfers                                      58,616       (86,617)      (38,155)      20,834
                                              -----------    ----------    ----------    ---------
          Total receivables                       682,159       203,570        (2,517)      20,834
                                              -----------    ----------    ----------   ----------
          Total assets                        $23,785,248    $2,352,072    $1,738,990   $2,797,799
                                              -----------    ----------    ----------   ----------
                                              -----------    ----------    ----------   ----------

LIABILITIES:
    ACCRUED LIABILITIES                       $    (7,589)   $     (763)   $     (627)  $    -
                                              -----------    ----------    ----------   ----------
          Total liabilities                        (7,589)         (763)         (627)       -
                                              -----------    ----------    ----------   ----------
NET ASSETS AVAILABLE FOR BENEFITS             $23,777,659    $2,351,309    $1,738,363   $2,797,799
                                              -----------    ----------    ----------   ----------
                                              -----------    ----------    ----------   ----------

        The accompanying notes are an integral part of this statement.

                          TAX-DEFERRED INVESTMENT PLAN

                         OF DOLE FOOD COMPANY, INC. AND

                    PARTICIPATING DIVISIONS AND SUBSIDIARIES


                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR

                      PLAN BENEFITS, WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                                             American     Wells Fargo                 EuroPacific
                                                             Balanced       Equity        Kemper         Growth
                                                 Total         Fund       Index Fund    Growth Fund       Fund
                                             -----------   ------------  -----------    -----------   -----------
EMPLOYER CONTRIBUTIONS                       $ 2,914,936   $   564,315   $   457,096    $   607,263   $   484,337

EMPLOYEE CONTRIBUTIONS                         7,089,841     1,565,276     1,240,946      1,071,159     1,285,399

EARNINGS:
  Interest                                       166,639           123         5,430             92            48
  Dividends                                       38,091          -             -              -             -
  Net appreciation in fair value
    of investments                            12,699,188     3,773,815     3,940,020      2,541,135     1,042,628
  Plan interest in Master Trust
    investment income                          1,233,580          -             -              -             -

PARTICIPANT WITHDRAWALS AND
  DISTRIBUTIONS (NET OF REPAYMENT OF LOANS)   (9,087,995)   (1,705,072)   (1,195,732)      (949,428)     (735,388)

TRANSFERS BETWEEN FUNDS/PLANS                 (5,019,352)   (1,784,460)     (188,466)      (947,802)   (1,727,476)

TRANSFER OF ASSETS DUE TO SPIN-OFF            (8,055,701)   (1,501,850)   (1,548,683)    (1,489,096)     (892,709)

ADMINISTRATIVE EXPENSES                          (21,563)         (631)       (2,759)          (398)         (315)
                                             -----------   -----------   -----------     ----------   -----------
INCREASE (DECREASE) IN NET ASSETS              1,957,664       911,516     2,707,852        832,925      (543,476)

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS:
    Beginning of year                         74,202,361    14,836,327    10,651,053      8,857,105     9,192,746
                                             -----------   -----------   -----------     ----------   -----------
    End of year                              $76,160,025   $15,747,843   $13,358,905     $9,690,030   $ 8,649,270
                                             -----------   -----------   -----------     ----------   -----------
                                             -----------   -----------   -----------     ----------   -----------


                                                               Cash
                                                            Management       Dole
                                                Stable        Trust         Common       Fidelity
                                              Value Fund    of America    Stock Fund    Growth Fund   Loan Fund
                                             -----------   -----------    ----------    -----------   ----------
EMPLOYER CONTRIBUTIONS                       $   616,965   $   116,605    $    8,077    $   60,278    $     -

EMPLOYEE CONTRIBUTIONS                         1,329,139       286,266        22,884       288,772          -

EARNINGS:
  Interest                                          -               21           152          -          160,773
  Dividends                                         -            9,585        28,506          -             -
  Net appreciation in fair value
    of investments                                  -          120,248     1,213,321        66,959         1,062
  Plan interest in Master Trust
    investment income                          1,233,580          -             -             -             -

PARTICIPANT WITHDRAWALS AND
  DISTRIBUTIONS (NET OF REPAYMENT OF LOANS)   (3,995,993)     (168,453)      (43,671)      (27,329)     (266,929)

TRANSFERS BETWEEN FUNDS/PLANS                 (3,184,961)     (352,584)     (570,314)    3,633,996       102,715

TRANSFER OF ASSETS DUE TO SPIN-OFF            (1,495,830)     (429,080)     (495,345)     (203,108)         -

ADMINISTRATIVE EXPENSES                          (16,803)          (70)         (339)         (248)         -
                                             -----------    ----------    ----------    ----------    ----------
INCREASE (DECREASE) IN NET ASSETS             (5,513,903)     (417,462)      163,271     3,819,320        (2,379)

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS:
    Beginning of year                         23,777,659     2,351,309     1,738,363          -        2,797,799
                                             -----------    ----------    ----------    ----------    ----------
    End of year                              $18,263,756    $1,933,847    $1,901,634    $3,819,320    $2,795,420
                                             -----------    ----------    ----------    ----------    ----------
                                             -----------    ----------    ----------    ----------    ----------

        The accompanying notes are an integral part of this statement.

                          TAX-DEFERRED INVESTMENT PLAN

                         OF DOLE FOOD COMPANY, INC. AND

                    PARTICIPATING DIVISIONS AND SUBSIDIARIES


                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1995

1.       PLAN DESCRIPTION

The following is a summary description of the Tax Deferred Investment Plan (the "Plan") of Dole Food Company, Inc. and Participating Divisions ("Divisions") and Subsidiaries (collectively, the "Company"). It is provided here for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the provisions of the Plan.

The Plan is a defined contribution plan sponsored by the Company. The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         a.       GENERAL

         The Company established the Plan to encourage eligible employees to save for retirement. Effective July 1, 1995, all salaried employees of the Company are elibigle to participate in the Plan according to the provisions of each individual operating company. As of December 31, 1995 and 1994, there were approximately 2,466 and 2,804 active participants in the Plan, respectively.

         b.       ADMINISTRATION

         Dole Food Company, Inc. is the Plan Administrator and has assigned responsibility for the operation and administration of the Plan to the Corporate Compensation and Benefits Committee (the "Committee") of the Company's Board of Directors. The members of the Committee are appointed by the Company's Board of Directors.

         Mellon Bank, N.A. (the "Trustee") is the trustee for the Plan. Hewitt Associates LLC ("Hewitt") is the recordkeeper for the Plan.

         c.       FUND EARNINGS ALLOCATION

         Earnings for each of the funds are allocated to participants on a monthly basis. Each participant's account is allocated a portion of the earnings based on a prorata share of the participant's adjusted fund account balance to each fund balance.

         d.       EMPLOYEE CONTRIBUTIONS

         Prior to January 1, 1995 most employees who elected to participate in the Plan could elect to contribute 1 to 10 percent of their salary on a before-tax basis, unless Section 415 of the Internal Revenue Code (the "Code") or the nondiscrimination test of Section 401(k) of the Code required limits on the amount of contributions. However, the maximum contribution employees of certain operating companies could elect to contribute ranged from 8 to 15 percent of their salary.

         All participant deferral percentage elections must be in fixed whole percentages.

         Effective January 1, 1995, all participants were permitted to contribute 1 to 10 percent of before-tax compensation, and effective July 1, 1995, participants were permitted to contribute an additional 1 to 5 percent of after-tax compensation in whole percentage increments.

         The participants may elect to have their contributions invested in any of the active investment funds described in Note 3. Also, eligible employees may roll over contributions from other Internal Revenue Service-qualified retirement plans as permitted by the Plan Administrator.

         e.       EMPLOYER CONTRIBUTIONS

         With the exception of plan provisions discussed separately below, the Company will make a matching contribution on behalf of an eligible participant for up to 50 percent of the first 6 percent of salary contributed. If the Company does not have sufficient current or accumulated net profits in any year to make the applicable matching contribution, it may choose not to make such contributions. This determination is made by the Board of Directors of the Company at its sole discretion.

         Also, the amount, if any, of profit-sharing contributions made by the Company to the Plan will be determined by the Board of Directors of the Company at its sole discretion.

         Prior to January 1, 1995, the Dole Citrus and Dole Northwest divisions made a matching contribution on behalf of an eligible participant from the respective division for up to 100 percent of the first 3 percent of salary contributed. The Dole Dried Fruit and Nut division made an additional contribution of 2 percent of compensation, as defined in the agreement, to all eligible participants from that division. Effective January 1, 1995, these contributions were ceased.

         f.       VESTING

         A participant's interest in the employer contributions becomes fully vested and distributable upon death, disability, or retirement at or after the retirement date as defined by the Plan. In the event of termination of employment for any other reason, the vested portion of the participant's account may be distributed.

         Prior to January 1, 1995 the vested portion of employer contributions was based on years of service as of the date of employment. Effective January 1, 1995, participants who complete at least one hour of service with the employer shall be 100 percent vested in their employer contributions account. Participants are fully vested in the account balances attributable to their contributions.

         g.       WITHDRAWALS

         The following withdrawal options are available while a participant is actively employed:

         HARDSHIP:

         A withdrawal from a participant's account may be permitted if the participant has a financial hardship for which funds are not reasonably available from other resources of the participant. For purposes of the Plan, financial hardships may include the purchase of the participant's principal residence, payment of extraordinary medical expenses, the payment of the next 12 months of post-secondary educational tuition expenses, or the prevention of eviction or foreclosure of the participant's principal residence or any other purpose specified by the Internal Revenue Service as a deemed immediate and heavy financial need. All withdrawal requests are subject to the approval of the Plan Administrator and a twelve-month suspension of contributions to the Plan. Any request may be denied if the Plan Administrator believes the granting of the request would adversely affect the Plan.

         AFTER-TAX:

         The Plan allows a participant to withdraw all or part of any after-tax contributions, along with any pre-tax earnings on those contributions.

         ROLLOVER:

         A withdrawal of all or a portion of any rollover contributions in the Plan, along with any pre-tax earnings on those contributions is also allowed.

         The amount of any withdrawal will be made in proportionate amounts from each of the investment funds in which the participant has funds invested.

         h.       DISTRIBUTIONS

         Upon a participant's termination of employment with the Company, any accounts may be distributed in a lump sum amount. At the election of the participant, distribution may be delayed until the month following attainment of age 65. If a distribution election has not been received for a participant who has reached age 65, who is no longer an employee and whose account balance exceeds $3,500, a distribution shall be made as soon as administratively feasible.

         Amounts invested in the Dole Food Company, Inc. Common Stock Fund ("Dole Common Stock Fund") will, at the participant's or beneficiary's option, be distributed in the form of common stock (except that cash will be distributed in lieu of fractional shares and to the extent the

         Dole Common Stock Fund is invested in cash rather than stock) or entirely in cash. For purposes of a cash distribution, such common stock will be valued at the closing sale price on the New York Stock Exchange on the last day of the calendar month preceding the day of distribution. Amounts invested in other funds will be distributed in cash and valued as of the last day of the calendar month preceding the date of distribution.

         i.       PLAN LOANS

         Participants with an account balance are eligible to take a loan against their account. Loans may be used for any purpose but only one loan may be outstanding at any time. All loans are secured by the participant's vested account.

         The maximum loan amount is limited to the lesser of: (a) 50% of the vested balance of the participant's account under the Plan, as of the month end preceding the loan application, or (b) $50,000, less any outstanding loan balance from any of the Company's plans during the prior 12 months. The amount that can be repaid (with interest) by payroll deductions may not exceed 25% of the participant's base pay.

         The interest rate charged on outstanding participant loans on December 31, 1995 range from 7 to 10 percent.

         Prior to January 1, 1995, the minimum loan allowed was $500, based on a participant's minimum vested account value of $1,000 at the quarter end preceding the loan application. Effective January 1, 1995, the minimum loan allowed is $1,000, based on a participant's minimum vested account value of $2,000 at the month end preceding the loan application.

         j.       TRANSFERS BETWEEN FUNDS/PLANS

         A participant may elect to transfer all or a portion of his account balance to one or more of the active investment funds. In general, a transfer of funds initiated by the end of a month takes effect on the first business day of the next month.

         Commencing January 1, 1989, the Dole Common Stock fund became an inactive fund. Participants could transfer out of the Dole Common Stock fund but could not transfer in or make new contributions to this fund. Effective July 3, 1995, the Plan has been amended and the Dole Common Stock fund was reactivated.

         Effective January 1, 1995, the assets of the hourly participants of the Plan were transferred to the Tax Deferred Investment Plan for Hourly Employees of Dole Food Company, Inc. and Participating Divisions and Subsidiaries (formerly known as the Dole Nut Company Retirement Plan).

         k.       FORFEITURES

         In general, prior to January 1, 1995, forfeitures of unvested benefits were used to reduce future Company contributions to the Plan. If a terminated participant was reinstated in the Plan within five years from the date of termination, any forfeited benefits would be reinstated. Effective January 1, 1995, forfeitures are no longer applicable as employees become fully vested in all employer contributions after completing at least one hour of service.

         l.       PLAN MERGERS

         The Company merged the Dole Northwest Profit Sharing Retirement Plan into the Plan, effective January 1, 1994.

         m.       TRANSFER OF ASSETS DUE TO SPIN-OFF

         On December 28, 1995, the Company completed the separation of its real estate and resorts entity, Castle & Cooke, Inc. ("Castle") from its food business. In connection with the distribution, each Company shareholder of record on December 20, 1995, received a dividend of one share of Castle common stock for every three shares of the Company's common stock.

         As of December 31, 1995, the net Plan assets attributable to Castle employees transferred or to be transferred to a plan established by Castle amounted to $8,055,701. The transfer was completed on April 23, 1996.

         n.       EXPENSES OF THE PLAN

         Administrative fees for accountants, legal counsel, other specialists and any other costs of administering the Plan or trust fund, unless paid directly by the Company, will be paid from the trust fund and will be charged against participants' accounts. Certain administrative expenses directly relating to participant accounts are specifically allocated and deducted from the participants' accounts.

         o.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their fund balances and no Plan assets will revert to the Company.

         p.       ROLLOVER CONTRIBUTIONS

         The Plan is set up to accept rollover contributions from other qualified pension, profit-sharing or 401(k) plans in which Plan participants have participated. Rollover contributions shall be credited to the participants' accounts and may be invested in any manner authorized under the provisions of the Plan.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a.       BASIS OF ACCOUNTING

         The Plan's financial statements have been prepared on the accrual basis of accounting. The following accounting policies are applied:

                  i. All investment funds are reported at their fair value as of the statement date. The fair value of the Plan's interest in the Master Trust is based on the beginning of year value of the Plan's interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. The net unrealized appreciation or depreciation for the year is reflected in the accompanying Statement of Changes in Net Assets Available for Plan Benefits with Fund Information.

                  ii. The Loan Fund reflects the face value of loans outstanding from participants as of the statement date.

                  iii. Purchases and sales of securities are reflected on a trade-date basis. Brokerage commissions, stock transfer taxes, and all other expenses incurred in the sale and purchase of securities are included in the cost or subtracted from the gross proceeds of the assets of the respective funds, as appropriate.

                  iv. Investment advisory and trustee fees are paid by the Plan, unless paid by the Company.

                  v. Transfers represent amounts participants elected to transfer between funds or from/to other plans as of year-end, but which were not transferred until after year-end.

                  vi. Realized gains and losses are computed based on the fair value of the assets at the beginning of the year or at the time of purchase for assets purchased during the plan year.

         b.       USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3.       FUND DESCRIPTIONS

A description of each fund is shown below. As of December 31, 1995 and 1994, there were approximately 2,466 and 2,804 active participants in the Plan, respectively.

         a.       AMERICAN BALANCED FUND

         Assets are invested in a mutual fund whose objective is to preserve capital and provide current income while seeking long-term growth of both capital and income.

         b.       WELLS FARGO EQUITY INDEX FUND

         The objective of this fund is to replicate the performance of the Standard & Poor's 500 Composite Stock Price Index.

         c.       KEMPER GROWTH FUND

         Assets are invested in a mutual fund whose objective is growth of capital. Fund managers seek to invest in companies whose sales and earnings are increasing faster than the national average.

         d.       EUROPACIFIC GROWTH FUND

         The objective of this fund is to achieve long-term growth of capital by investing in securities of companies based outside the U.S.
         Under normal market conditions, the fund seeks to achieve this objective by investing primarily (at least 65 percent of its assets) in equity securities of issuers domiciled in Europe or the Pacific Basin.

         e.       STABLE VALUE FUND

         Assets are invested as deposits with various banks and insurance companies that are made at contracted negotiated rates of interest for fixed time periods.

         f.       CASH MANAGEMENT TRUST OF AMERICA FUND

         The objective of this fund is to provide income on cash reserves while preserving capital and maintaining liquidity.

         g.       DOLE COMMON STOCK FUND

         The objective of this fund is to invest in Dole Food Company, Inc. Common Stock.

         h.       FIDELITY GROWTH FUND

         The objective of this fund is to achieve capital appreciation by investing primarily in common stock and securities convertible into common stock of those companies which have above average growth characteristics.

4.       INTEREST IN MASTER TRUST

A portion of the Plan's investments are in a Master Trust which was established January 1, 1993, between the Company and the Trustee for the investment of the assets of the Plan and one other Company sponsored retirement plan. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 1995, the Plan's interest in the net assets of the Master Trust was approximately 87%. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based on average monthly balances invested by each plan.

The following table presents the aggregate fair values of investments held by the Trust in which the plan owns an undivided interest as stated above.

                                                                     1995
                                                                -----------
Investments at fair value:
     Interest-bearing cash                                      $   211,011
     Value of interest in
       common/collective trusts                                  16,281,916
     Value of unallocated
       insurance contracts                                        6,157,218
                                                                -----------
                                                                $22,650,145
                                                                -----------
                                                                -----------

5.       FEDERAL INCOME TAXES

         a.       DISTRIBUTIONS AT TERMINATION OF EMPLOYMENT

         The taxation of distributions made as a result of termination of employment depends on the method of payment and certain elections made by the participant. The following rules apply:

                  i. If payment is made in a lump sum within a single taxable year to the participant (a lump sum distribution), to the extent the shares of common stock distributed have appreciated in value since being acquired by the Trust (Trust refers to the trust established under the agreement with the Trustee) for the participant's account, such unrealized appreciation will not be taxed at the time of distribution (but may be taxed subsequently when the shares of common stock are sold if the sales price is in excess of the original cost to the Trust).

                  ii. The remainder of the distribution (the total of cash plus the value of the shares of common stock received less the excluded amounts listed in i. above) is taxable under complex rules applicable to lump sum distributions.

                           The Company provides participants with information at the time of the distribution regarding the tax treatment, including a breakdown showing unrealized appreciation in the stock and ordinary income.

         b.       TAX STATUS OF THE PLAN

         In 1994, the Company amended and restated the Plan for compliance with the Tax Reform Act of 1986 (the "1986 Act") and subsequent legislation, which provided for certain changes to the rules relating to the tax qualification of tax-exempt plans. Prior to restatement, the Plan was administered and operated in a manner consistent with the 1986 Act and subsequent legislation. The Plan is qualified under the Internal Revenue Code as exempt from federal income taxes, and the Plan received a favorable determination letter from the Internal Revenue Service regarding the Plan's qualification on June 20, 1996. The Plan Administrator believes that the Plan is currently designed and being operated in a manner that qualifies it for continued tax-exempt status. Accordingly, no taxes have been provided for in the accompanying financial statements.

6.       PARTICIPANT WITHDRAWALS AND DISTRIBUTIONS

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                               December 31,
                                                           1995              1994
                                                      -------------     ------------
Net assets available for benefits per the
  financial statements                                 $76,160,025      $74,202,361
Amounts allocated to withdrawing
  participants                                            (645,378)      (2,060,651)
                                                      -------------     ------------
Net assets available for benefits per the
  Form 5500                                            $75,514,647      $72,141,710
                                                      -------------     ------------
                                                      -------------     ------------

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                       Year ended
                                                                    December 31, 1995
                                                                    -----------------
Benefits paid to participants per the financial
  statements                                                           $9,087,995
Add:  Amounts allocated to withdrawing participants at
  December 31, 1995                                                       645,378
Less:  Amounts allocated to withdrawing participants at
  December 31, 1994                                                    (2,060,651)
                                                                    -----------------
Benefits paid to participants per the Form 5500                        $7,672,722
                                                                    -----------------
                                                                    -----------------

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                                                     SCHEDULE I
                          TAX-DEFERRED INVESTMENT PLAN

                         OF DOLE FOOD COMPANY, INC. AND

                    PARTICIPATING DIVISIONS AND SUBSIDIARIES

                                 EIN: 99-0035300

                                     PLAN 60

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1995

   Identity of Issuer, Borrower,                Description of Investment, Including Maturity Date,                        Fair
     Lessor, or Similar Party                   Rate of Interest, Collateral, Par or Maturity Value         Cost           Value
-------------------------------------           ---------------------------------------------------     -----------    ------------
 Wells Fargo Bank Money Market Fund             Interest-bearing Cash                                   $    92,077    $    92,077

 EB Temporary Investment Fund                   Interest-bearing Cash                                        20,029         20,029

 EB Temporary Investment Fund                   Interest-bearing Cash                                            57             57

 American Funds                                 American Balanced Fund                                   15,413,158     17,191,789

 Wells Fargo Bank, N.A.                         Wells Fargo Equity Index Fund                            10,440,176     14,792,104

 Kemper Financial Services, Inc.                Kemper Growth Fund                                       10,655,049     11,383,127

 American Funds                                 EuroPacific Growth Fund                                   8,612,172      9,590,338

 Bankers Trust                                  Stable Value Fund                                        19,743,894     19,743,894

 American Funds                                 Cash Management Trust of America Fund                     2,290,747      2,290,747

*Dole Food Company, Inc.                        Dole Common Stock Fund                                    1,373,494      2,350,040

 Fidelity Institutional Retirement
   Services Co.                                 Fidelity Growth Fund                                      3,880,330      3,795,326

*Loans from Plan Participants                   Participant loans, interest rates ranging from
                                                  7 to 10 percent                                            -           2,771,196
                                                                                                         -----------   -----------
                                                                                                         $72,521,183   $80,020,724
                                                                                                         -----------   -----------
                                                                                                         -----------   -----------

 *Party-In-Interest

                                                                   SCHEDULE II


                       TAX-DEFERRED INVESTMENT PLAN

                      OF DOLE FOOD COMPANY, INC. AND

                 PARTICIPATING DIVISIONS AND SUBSIDIARIES


              ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                   FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                                            Current
                                                                                                             Value
                                                                                                          of Asset on
Identity of                                            Number of    Purchase      Selling      Cost of    Transaction    Net Gain
Party Involved           Description of Asset         Transactions    Price        Price        Asset         Date       or (Loss)
-----------------------  --------------------------   ------------  ----------  ------------ -----------   ------------  -----------
Wells Fargo Bank, N.A.   American Balanced Fund            21       $1,827,195        N/A     $1,827,195   $1,827,195    $     -

Wells Fargo Bank, N.A.   American Balanced Fund             7           N/A         493,347      490,126      493,347         3,221

State Street Bank &
  Trust Co.              American Balanced Fund             1           72,998        N/A         72,998       72,998          -

Bank of New York         American Balanced Fund             1          137,791        N/A        137,791      137,791          -

Bank of New York         American Balanced Fund             1           N/A         318,773      303,316      318,773        15,457

Robert Fleming &
  Co. LTD                American Balanced Fund             8          407,943        N/A        407,943      407,943          -

Robert Fleming &
  Co. LTD                American Balanced Fund             4           N/A         645,886      601,181      645,886        44,705

Mellon Bank, N.A.        American Balanced Fund            17          671,437        N/A        671,437      671,437          -

Mellon Bank, N.A.        American Balanced Fund             7           N/A         964,905      866,774      964,905        98,131

Wells Fargo Bank,
  N.A.                   EuroPacific Growth Fund
                           Shares Benefit Interest         21        1,731,437        N/A      1,731,437    1,731,437          -

Wells Fargo Bank, N.A.   EuroPacific Growth Fund
                           Shares Benefit Interest         11           N/A         917,041      856,866      917,041        60,175

Robert Fleming &
  Co. LTD                EuroPacific Growth Fund
                           Shares Benefit Interest          5          198,897        N/A        198,897      198,897          -
Robert Fleming &
  Co. LTD                EuroPacific Growth Fund
                           Shares Benefit Interest          4           N/A         357,534      322,590      357,534        34,944

Mellon Bank, N.A.        EuroPacific Growth Fund
                           Shares Benefit Interest         12          535,996        N/A        535,996      535,996          -



Mellon Bank, N.A.        EuroPacific Growth Fund
                           Shares Benefit Interest          7           N/A        $903,934     $809,317     $903,934       $94,617

Robert Fleming &
  Co. LTD                Fidelity Growth Fund               2           15,501        N/A         15,501       15,501          -

Mellon Bank, N.A.        Fidelity Growth Fund              19        3,748,619        N/A      3,748,619    3,748,619          -

Mellon Bank, N.A.        Fidelity Growth Fund               3           N/A           7,172        7,061        7,172           111

United Mo. Bank
  Kansas City, N.A.      Kemper Growth Fund Shares
                           Benefit Interest                20        1,859,950        N/A      1,859,950    1,859,950          -

United Mo. Bank
  Kansas City, N.A.      Kemper Growth Fund Shares
                           Benefit Interest                 9           N/A        528,397       529,934      528,397        (1,537)
Robert Fleming &
  Co. LTD                Kemper Growth Fund Shares
                           Benefit Interest                 6          184,329        N/A        184,329      184,329          -
Robert Fleming &
  Co. LTD                Kemper Growth Fund Shares
                           Benefit Interest                 4           N/A        560,117       501,379      560,117        58,738

Mellon Bank, N.A.        Kemper Growth Fund Shares
                           Benefit Interest                12          681,261        N/A        681,261      681,261          -

Mellon Bank, N.A.        Kemper Growth Fund Shares
                           Benefit Interest                 8           N/A        642,476       562,942      642,476        79,534

Mellon Bank, N.A.        EB Temporary Investment
                           Fund                           212        3,772,277        N/A      3,772,277    3,772,277          -

Mellon Bank, N.A.        EB Temporary Investment
                           Fund                            79           N/A      3,752,499     3,752,499    3,752,499          -

Wells Fargo Bank,
  N.A.                   Wells Fargo Equity Index
                           Fund                             5           N/A         121,448      107,401      121,448        14,047

Wells Fargo Bank,
  N.A.                   Wells Fargo Equity Index
                           Fund                            10          981,509        N/A        981,509      981,509          -

Mellon Bank, N.A.        Wells Fargo Equity Index
                           Fund                             8           N/A         368,326      269,825      368,326        98,501

Mellon Bank, N.A.        Wells Fargo Equity Index
                           Fund                            16          880,224        N/A        880,224      880,224          -


Note:  Series of transactions may include single transactions greater than 5%